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                        November 20, 1995

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
Washington, D.C. 20549

    Re: Northeast Utilities Service Company
        North Atlantic Energy Service Corporation
        Northeast Nuclear Energy Company
        Yankee Atomic Electric Company
        Connecticut Yankee Atomic Power Company
        File No. 70-8699

Ladies and Gentlemen:

    Enclosed for filing on behalf of the above-referenced companies is Amendment No. 1 to their Application/Declaration on Form U-1 in the above-referenced file. The $2,000 filing fee was paid with the filing of the original Application/Declaration.

    Paper copies of this Amendment have been sent directly to the Staff for their convenience.

    Please call me at (203) 275-0182 with any questions.

                        Very truly yours,




                        Gerald Garfield

cc: Robert P. Wason (w/enc.)
    Bonnie Wilkinson (w/enc.)
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                             FILE NO. 70-8699 U-1/A

         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                 Amendment No. 1 to
                      FORM U-1

               APPLICATION/DECLARATION
    WITH RESPECT TO RECIPROCAL SUPPORT AGREEMENT
                        Under
   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                Northeast Utilities Service Company
                107 Selden Street
                Berlin, Connecticut 06037

North Atlantic Energy              Northeast Nuclear Energy Company
Service Corporation                107 Selden Street
Route 1, Lafayette Road            Berlin, Connecticut 06037
Seabrook, NH 03874

Yankee Atomic Electric Company     Connecticut Yankee Atomic Power Company
580 Main Street                    107 Selden Street
Bolton, Massachusetts 01740        Berlin, Connecticut 06037

      (Names of companies filing this statement and addresses of principal executive offices)

                 NORTHEAST UTILITIES

      (Name of top registered holding company)

                 Robert P. Wax, Esq.
    Vice President, Secretary and General Counsel
         Northeast Utilities Service Company
                  107 Selden Street
              Berlin, Connecticut 06037

       (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

John F. Opeka                               Jeffrey C. Miller, Esq.
Executive Vice President-Nuclear            Assistant General Counsel
Northeast Utilities Service Company         Northeast Utilities Service Company
        107 Selden Street                        107 Selden Street
Berlin, Connecticut 06037                   Berlin, Connecticut 06037

                Gerald Garfield, Esq.
                Day, Berry & Howard
                CityPlace
                Hartford, Connecticut 06103-3499
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    This Application/Declaration is hereby amended as follows:

Item 1 - Description of Proposed Transactions

    1. Paragraph 1 is amended by replacing the words "Yankee Atomic Electric Company" with "Yankee Atomic Electric Company, acting through its Nuclear Services Division."

    2. Paragraph 3 is amended by adding the following sentences after the second sentence therein:

    The Agreement does not limit the types of knowledge, expertise or equipment which one operator may make available to another. Each Operator has expertise and facilities across a wide range of nuclear-related activity, and the parties feel it is preferable that the Agreement be as flexible as possible to encourage a wide variety of sharing arrangements.

    3. Paragraph 8 is renumbered as paragraph 9, and a new paragraph 8 is added as follows:

        8. The Operators estimate that each nuclear unit subject to the Agreement will initially receive on average 3% of its labor and equipment (about $1.5 million) each year from other plants participating in the Agreement, with a variation of from 1% (about $500,000) in a non-refueling year to 5% (about $2.5 million) in a refueling year. In this estimate, CY, Seabrook and Yankee-Rowe each count as one plant and Millstone as three plants. The bulk of these costs would be labor.
    With the exception of Yankee-Rowe, which is being dismantled, these plants refuel every 18 to 24 months. In the future this level of support is likely to increase as reengineering of the NU System's nuclear operations progresses and the companies pursue cost savings through consolidation of expertise. Each plant presently expects to provide approximately as much labor and equipment as it receives from the other plants under this arrangement.

    4. The following is added as new paragraph 10, and paragraphs 9, 10 and 11 are renumbered as paragraph 11, 12 and 13, respectively:

        10. The Applicants consent to the expiration of the Commission's authorization of the transactions described herein on December 31, 1998.
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                     SIGNATURES

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.
Dated:November 20, 1995

                        NORTHEAST NUCLEAR ENERGY COMPANY


                        By:  /s/ John F. Opeka
                        Name:  John F. Opeka
                        Title: Executive Vice President - Nuclear

                        NORTH ATLANTIC ENERGY SERVICE CORPORATION


                        By:  /s/ John F. Opeka
                        Name:  John F. Opeka
                        Title:  Executive Vice President - Nuclear

                        CONNECTICUT YANKEE ATOMIC POWER COMPANY


                        By:  /s/ John F. Opeka
                        Name:  John F. Opeka
                        Title: Executive Vice President

                        YANKEE ATOMIC ELECTRIC COMPANY


                        By:  /s/ John F. Opeka
                        Name:  John F. Opeka
                        Title: Director

                        NORTHEAST UTILITIES SERVICE COMPANY


                        By:  /s/ John F. Opeka
                        Name:  John F. Opeka
                        Title: Executive Vice President - Nuclear